[CHART LOGO]                                                       Exhibit 99.2
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE
Contact:          Don A. Baines
                  Chief Financial Officer
                  Chart Industries, Inc.
                  (888) 794-7608


                 CHART INDUSTRIES ADOPTS SHAREHOLDER RIGHTS PLAN


Mayfield Heights, Ohio - April 30, 1998 - Chart Industries, Inc., (NYSE:CTI) today announced that it has adopted a Shareholder Rights Plan. Arthur S. Holmes, the Company's Chairman and Chief Executive Officer, said, "The Plan is intended to assure that all shareholders receive fair treatment in the event of a proposed merger or other similar transaction and to provide protection against unfair or coercive takeover tactics. The Plan is not being adopted in response to any specific effort to acquire control of the Company, and the Board of Directors is not aware of any such efforts."

Under the terms of the Plan, one participating preferred stock purchase right will be issued as a dividend on each outstanding share of Chart's Common Stock to shareholders of record on June 1, 1998. The rights are represented by and will trade with the Common Stock. There will be no separate certificate for the Rights. Details of the Plan will be distributed in a mailing to shareholders in mid-June.

The Rights are redeemable by the Company's Board of Directors at a price of $.01 per right at any time prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of the shares of the Company's Common Stock.

Chart Industries, Inc., manufactures standard and custom-built industrial process equipment primarily for low-temperature and cryogenic applications. The Company also manufactures other industrial equipment such as structural pipe supports, stainless steel tubing and high-vacuum systems. Headquartered in Mayfield Heights, Ohio, Chart has domestic operations located in Arkansas, California, Colorado, Louisiana, Massachusetts, New Hampshire, Ohio, Pennsylvania and Wisconsin, and a European operation located in Wolverhampton, England.



                             CHART INDUSTRIES, INC.

5885 Landerbrook Dr., Suite 150 Mayfield Heights, Ohio 44124 (440) 753-1490 Fax (440) 753-1491